# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intrepid Potash, Inc., CIK 0001421461
CUSIP: 46121Y201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 707 17TH STREET, SUITE 4200, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 02/06/2025
Amends the filing with accession number 0001398344-24-023420
Filed by CIK 0001705447
Persons authorized to receive notices and communications: Michael Melby, c/o Gate City Capital Management, LLC, 8725 W. Higgins Road, Suite 530, Chicago, Illinois (IL), 60631, (312) 825-1228

## Reporting persons
- Gate City Capital Management, LLC (CIK 0001705447): type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC), other (OO); sole voting power 785,642; shared voting power 0; sole dispositive power 785,642; shared dispositive power 0; aggregate amount beneficially owned 785,642 (5.97% of the class)
- Michael Melby: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 785,642; shared voting power 0; sole dispositive power 785,642; shared dispositive power 0; aggregate amount beneficially owned 785,642 (5.97% of the class)
  Comment: This Schedule 13D (this "Schedule 13D") is being filed on behalf of Gate City Capital Management, LLC, an Illinois limited liability company (the "Management Company") and Michael Melby. Mr. Melby serves as the managing member of the Management Company. The Management Company serves as an adviser to certain private investment funds and managed accounts (the "Funds"). This Schedule 13D relates to Common Shares (the "Common Shares") of Intrepid Potash Inc. (the "Issuer") held by the Funds.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Intrepid Potash, Inc.
Address of issuer's principal executive offices: 707 17TH STREET, SUITE 4200, DENVER, Colorado (CO), 80202
Comment: This Statement relates to the Common Stock of Intrepid Potash Inc. having its principal executive offices at 707 17th Street, Suite 4200, Denver, CO 80202.

## Item 2. Identity and Background
Name of person filing: The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are Gate City Capital Management, LLC, an Illinois limited liability company and Michael Melby, Managing Member of Gate City Capital Management, LLC. Mr. Melby is the controlling member of Gate City Capital Management, LLC.
Residence or business address: The address of each of the Reporting Persons is 8725 W. Higgins Road, Suite 530, Chicago, IL 60631.
Present principal occupation or employment: The principal business of Gate City Capital Management, LLC is to serve as an adviser to certain private investment funds and managed accounts. Mr. Melby's principal occupation is serving as the Portfolio Manager of Gate City Capital Management, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Gate City Capital Management, LLC is an Illinois limited liability company. Mr. Melby is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source and amount of funds used by the Reporting Persons in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $16,424,765 using the working capital of each of the Funds.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 2 amends the Schedule 13D initially filed on December 19, 2024 and amended on January 6, 2025, and is filed to include the shareholder proposal letter sent by the Reporting Person to the Corporate Secretary and Board of Directors of the Issuer on February 6, 2025. The letter proposes that the Board of Directors of the Issuer take all necessary steps to eliminate the classified structure of the Board and to transition to annual elections of all directors. A copy of the full text of the letter is filed as Exhibit A to this amended Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns in the aggregate 785,642 shares of Common Stock, which represents approximately 5.97% of the Company's outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 13,163,221 shares of Common Stock issued and outstanding as of October 31, 2024 as reported in the Company's Form 10-Q filed with the SEC on November 5, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above. The Reporting Person has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above. The Reporting Person does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.
Transactions in the class effected during the past sixty days: Schedule 1 hereto sets forth all transactions in the Common Stock by any Reporting Person during the past sixty days. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

## Signatures
- Gate City Capital Management, LLC: /s/ Michael Melby, Michael Melby, Managing Member (02/10/2025)
- Michael Melby: /s/ Michael Melby, Michael Melby, Managing Member (02/10/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.